Back **2011-01-07, 12:29:08, EST**

File insider report - Completed

The transaction has been reported.

Reported transactions for this session.

Insider: NOYES.E **Issuer:** TransGlobe Ener **Security:** Common Sha

Transaction Number	1779785		
Security designation	Common Shares		
Opening balance of securities held	101947		
Date of transaction	2011-01-06		
Nature of transaction	10 - Acquisition or disposition in the public market		
Number or value of securities disposed of	25100		
Unit price or exercise price	15.5500	Currency	Canadian Dollar
Closing balance of securities held	76847	Insider's calculated balance	
Filing date/time	2011-01-07 12:29:04		

General remarks *(if necessary to describe the transaction)*

Private remarks to securities regulatory authorities